Exhibit 3.1

CERTIFICATE OF DESIGNATION
of
SERIES A SENIOR PERPETUAL PREFERRED STOCK
of
IMH FINANCIAL CORPORATION
(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

The undersigned, being the Chief Executive Officer of IMH FINANCIAL CORPORATION (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The Certificate of Incorporation of the Corporation (as such may be amended, modified or restated from time to time, the “Certificate of Incorporation”) authorizes the issuance of 100,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and, further, authorizes the Board of Directors of the Corporation (the “Board”), by resolution or resolutions, at any time and from time to time, to provide for the issuance of all or any shares of the Preferred Stock in one or more series, each with such designations, powers, preferences, relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof;

SECOND: On May 30, 2018, (i) the Board duly adopted resolutions authorizing the filing of this Certificate of Designation of Series A Senior Perpetual Preferred Stock (“Certificate of Designation”) and the creation of new series of Preferred Stock, to be known as the Series A Senior Perpetual Preferred Stock of the Corporation, and (ii) pursuant to the Second Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock, Series B-2 Cumulative Convertible Preferred Stock and Series B-3 Cumulative Convertible Preferred Stock of the Corporation, dated February 9, 2018 (as amended, the “Series B Certificate”), the Required Holders (as defined in the Series B Certificate) have approved the creation and issuance of the Series A Senior Perpetual Preferred Stock of the Corporation, as follows:

RESOLVED, that the Corporation is authorized to issue 22,000 shares of Series A Senior Perpetual Preferred Stock, $0.01 per share, which shall have the following rights, powers and preferences:

(1)NUMBER OF SHARES AND DESIGNATION. A series of Preferred Stock, designated the “Series A Senior Perpetual Preferred Stock” (the “Series A Preferred Stock”), is hereby established. The total number of authorized shares of Series A Preferred Stock shall be Twenty Two Thousand (22,000).
(2)    RANKING. The Series A Preferred Stock shall, with respect to dividend and redemption rights and rights upon liquidation, dissolution or winding up of the Corporation, rank senior, as set forth herein, to all classes or series of shares of Preferred Stock (the “Preferred Shares”) and of Common Stock (the “Common Shares”) of the Corporation and to all other equity securities issued by the Corporation from time to time (together with the Preferred Shares and the Common Shares, the “Junior Securities”).
(3)    DIVIDENDS.
(a)    Each holder of a share of Series A Preferred Stock (each a “Holder” and collectively, the “Holders”) shall be entitled to receive, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.5% per annum on the Face Value of each such share. Such dividends shall accrue on a daily basis and be cumulative from the first date on which any Series A Preferred Stock is issued, such issue date to be contemporaneous with the receipt by the Corporation of subscription funds for such share of Series A Preferred Stock (the “Original Issue Date”), and shall be payable quarterly in arrears on or before the last day of March, June, September and December of each year (each a “Dividend Payment Date”); provided, however, that if any Dividend Payment Date is not a business day, then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the preceding business day or the following business day with the same force and effect as if paid on such Dividend Payment Date. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve (12) 30-day months. A “dividend period” shall mean, with respect to the first “dividend period,” the period from and including the Original Issue Date to and including the first Dividend Payment Date, and with respect to each subsequent “dividend period,” the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date or other date as of which accrued dividends are to be calculated. Dividends will be payable to the Holders of record as they appear in the share records of the Corporation at the close of business on the applicable record date, which shall be the fifteenth (15th) day of the calendar month in which the applicable Dividend Payment Date falls (a “Dividend Record Date”).
(b)    Notwithstanding the foregoing, dividends on the Series A Preferred Stock shall accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Furthermore, dividends will be declared and paid when due in all events to the fullest extent permitted by law. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.
(c)    Unless full cumulative dividends on all outstanding shares of the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all dividend periods ending on or prior to the most recent Dividend Payment Date (including, if the applicable date of determination is a Dividend Payment Date, the dividend period ending on such Dividend Payment Date), no dividends shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon any shares of Junior Securities, nor shall any shares of Junior Securities be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation. For the avoidance of doubt, nothing in this Certificate of Designation shall restrict or otherwise limit the conversion of any shares of Junior Securities in accordance with the Certificate of Incorporation (including the Series B Certificate, as applicable).
(d)    If dividends are not paid in full (or a sum sufficient for such full payment is not set apart) on the Series A Preferred Stock when due, all dividends declared upon the Series A

Preferred Stock shall be paid pro rata based on the number of shares of Series A Preferred Stock then outstanding.
(e)    Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. The Holders shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series A Preferred Stock as described in this Section (3).
(f)    DRD Gross-Up Distributions.
i.    If any amounts treated for U.S. federal income tax purposes as distributions with respect to the Series A Preferred Stock (“Distributions”), including any deemed distributions under Section 305(c) of the Code, are taken into account for U.S. federal income tax purposes by a Corporate Holder and do not qualify in whole or in part for the benefit of the dividends received deduction under Section 243 of the Code (the “DRD”) because the Corporation does not have sufficient “earnings and profits” for U.S. federal income tax purposes (“E&P”) with respect to all or a portion of such Distributions (such amounts that do not so qualify, the “Non-DRD Amount”), then the Corporation shall make an additional distribution to such Corporate Holder in an amount equal to: (A) the sum of (x) the Hypothetical Tax Rate multiplied by the dollar amount of the DRD that such Corporate Holder would have been entitled to with respect to the Non-DRD Amount if the Corporation had sufficient E&P, and (y) the amount of any interest and/or penalties payable by such Corporate Holder to any taxing authority with respect to the Non‑DRD Amount or as a result of the receipt by such Corporate Holder of additional distributions under this Section (3)(f); divided by (B) one minus the Hypothetical Tax Rate (such quotient being the “DRD Gross-Up Distribution”). For example, if a Corporate Holder receives a $100,000 Distribution, the Non-DRD Amount with respect to such Distribution is $100,000 (i.e., the Corporation has $0 E&P), the DRD percentage with respect to such Distribution under Section 243 of the Code is 65%, the Hypothetical Tax Rate is 24%, and there are $0 of the interest and penalties described in clause (y) above, then the DRD Gross-Up Amount would equal $20,526.32, computed as follows: (24% x ($100,000 x 65%)) / (1 - .24). At the Corporation’s election, the Corporation may pay a DRD Gross-Up Distribution either in additional shares of Series A Preferred Stock having an aggregate Face Value equal to such DRD Gross-Up Distribution or in cash; provided that any DRD Gross-Up Distribution paid in connection with or following a Disposition of a Corporate Holder’s Series A Preferred Stock in full shall be paid in cash.
ii.    For the avoidance of doubt, if, following any Distribution, the Corporation’s E&P is determined by the Corporation or the U.S. Internal Revenue Service to be less than the amount of E&P utilized in calculating (A) whether a DRD Gross-Up Distribution was required to be made with respect to such Distribution and/or (B) the amount of such DRD Gross-Up Distribution, then the Corporation will make an additional DRD Gross-Up Distribution to the Corporate Holder equal to the excess of (x) the amount of the DRD Gross-Up Distribution the Corporation would have been required to make to such Corporate Holder under Section (3)(f)i based on the Corporation’s subsequently determined E&P, over (y) the amount of the DRD Gross-Up Distribution previously made to such Corporate Holder with respect to such taxable year. The obligations of the Corporation pursuant to this Section (3)(f)ii shall survive a Disposition or other transfer of the Series A Preferred Stock.

iii.    If, following the payment of a DRD Gross-Up Distribution to a Corporate Holder, the Corporation’s E&P is determined by the Corporation or the U.S. Internal Revenue Service to be greater than the amount of E&P utilized in calculating such DRD Gross-Up Distribution, then such Corporate Holder will promptly transfer to the Corporation an amount equal to the excess of (A) the amount of such DRD Gross-Up Distribution, over (B) the amount of the DRD Gross-Up Distribution the Corporation would have been required to make to such Corporate Holder under Section (3)(f)i based on the Corporation’s subsequently determined E&P. Such payment will be in the form of (x) Series A Preferred Stock at the Face Value if the original DRD Gross-Up Distribution was in the form of Series A Preferred Stock and such Corporate Holder owns such Series A Preferred Stock on the date such payment is made, or (y) in all other instances, cash. The obligations of a Corporate Holder pursuant to this Section (3)(f)iii shall survive a Disposition or other transfer of the Series A Preferred Stock.
iv.    With respect to any E&P redetermination described in Sections (3)(f)ii or (3)(f)iii above, the Corporation shall promptly furnish to the Corporate Holder documentation (including information and records) supporting in reasonable detail such redetermination.
v.    Any DRD Gross-Up Distribution required to be made by the Corporation shall be made by the Corporation on the later of (i) the 90th day after delivery of written notice by the Corporate Holder to the Corporation that the Relevant Time has occurred (including any supporting information reasonably necessary to calculate the DRD Gross-Up Distribution) or (ii) the due date of the Corporation’s federal income tax return for the year of the Distribution, including extensions (such date, the “DRDGU Due Date”).
(g)    Section 1059 Gross-Up Distributions.
i.    If a Corporate Holder receives any dividend, Distribution (including any DRD Gross-Up Distribution) or other payment treated as a dividend under the Code, that constitutes in whole or in part an “extraordinary dividend” under Section 1059(c)(1) of the Code or would otherwise be subject to Section 1059 of the Code (an “Extraordinary Dividend”), then the Corporation shall make an additional distribution to such Corporate Holder in an amount equal to: (A) the sum of (x) the Hypothetical Tax Rate multiplied by the sum of (a) the amount of any reduction in such Corporate Holder’s tax basis in its Series A Preferred Stock as a result of the application of Section 1059 of the Code to the Extraordinary Dividend, and (b) without duplication, the amount of any capital gain recognized as a result of the application of Section 1059 of the Code to the Extraordinary Dividend, and (y) the amount of any interest and/or penalties payable by such Corporate Holder to any taxing authority as a result of the application of Section 1059 of the Code to the Extraordinary Dividend; divided by (B) one minus the Hypothetical Tax Rate (such quotient being the “Section 1059 Gross-Up Distribution”); provided, however, that any transferee of the Series A Preferred Stock shall be treated as if it had acquired such Series A Preferred Stock on the date of the initial issuance of the Series A Preferred Stock for purposes of determining the applicable two (2) year holding period under Section 1059(a) of the Code; and provided, further that no Section 1059 Gross‑Up Distribution shall be payable with respect to any dividend or Distribution (including any DRD Gross-Up Distribution) paid after the second (2nd) anniversary of the initial issuance of the Series A Preferred Stock to any Corporate Holder other than JPMorgan Chase Funding Inc. At the Corporation’s election, the Corporation may pay a Section 1059 Gross‑Up Distribution either in additional shares of Series A Preferred Stock having an aggregate Face Value equal to such Section 1059 Gross-Up Distribution or in cash; provided that any Section 1059 Gross-Up Distribution paid in connection with or following a Disposition of a Corporate Holder’s Series A Preferred Stock in full shall be paid in cash.
ii.    Any Section 1059 Gross-Up Distribution required to be made by the Corporation shall be made by the Corporation on the later of (i) the 90th day after delivery of written notice by the Corporate Holder to the Corporation that the Relevant Time has occurred (including any supporting information reasonably necessary to calculate the Section 1059 Gross-Up Distribution) or (ii) the due date of the Corporation’s federal income tax return for the year of the Distribution, including extensions (such date, the “1059GU Due Date”).
(h)    If any DRD Gross-Up Distribution and/or Section 1059 Gross-Up Distribution is made to a Corporate Holder pursuant to Section (3)(f) or Section (3)(g), each other Holder that is not entitled to a DRD Gross-Up Distribution or Section 1059 Gross-Up Distribution shall (on the DRDGU Due Date and/or the 1059GU Due Date, as applicable) receive a proportionate distribution of shares of Series A Preferred Stock or cash, consistent with the applicable DRD Gross-Up Distribution or Section 1059 Gross-Up Distribution, based on such Holder’s percentage ownership of the Series A Preferred Stock; provided that if a DRD Gross-Up Distribution to a Corporate Holder is subsequently increased or decreased pursuant to the terms of Section (3)(f)ii or Section (3)(f)iii, respectively, then the terms of Section (3)(f)ii or Section (3)(f)iii, as the case may be, shall apply mutatis mutandis to any proportionate additional distribution received by the other Holders pursuant to this Section (3)(h) in connection with such DRD Gross-Up Distribution.
(4)    LIQUIDATION PREFERENCE.
(a)    Upon any (x) voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, (y) a merger, reorganization, consolidation or other change in control transaction where the shareholders of the Corporation immediately prior to such transaction will not retain a majority of the voting power of the Corporation or the surviving company, as the case may be, on a fully diluted basis, or (z) a sale of all or substantially all of the Corporation’s assets, in each case provided that such event is a Liquidation Event or Deemed Liquidation Event (as such terms are defined in the Series B Certificate) (each, a “Liquidation Event”), the Holders are entitled to be paid, or have the Corporation declare and set aside for payment, out of the assets of the Corporation legally available for distribution to its shareholders, a liquidation preference equal to the sum of the following (collectively, the “Liquidation Preference”): (i) $1,000.00 per share (the “Face Value”) and (ii) all accrued and unpaid dividends thereon through and including the date of payment, before any distribution of assets is made to holders of any Junior Securities. In the event that the Corporation elects to set aside the Liquidation Preference for payment, the shares of Series A Preferred Stock shall remain outstanding until the Holders thereof are paid the full Liquidation Preference, which payment shall be made no later than immediately prior to the Corporation making its final liquidating distribution on the Preferred Shares (other than shares of Series A Preferred Stock) and the Common Shares.
(b)    In the event that, upon any Liquidation Event, the available assets of the Corporation are insufficient to pay the full amount of the Liquidation Preference on all outstanding shares of Series A Preferred Stock, then the Holders shall share ratably in any such distribution of assets in proportion to the full Liquidation Preference to which they would otherwise be respectively entitled.

(c)    After payment of the full amount of the Liquidation Preference to which they are entitled, the Holders will have no right or claim to any of the remaining assets of the Corporation.
(d)    Upon the Corporation’s provision of written notice (the “Liquidation Notice”) as to the effective date of any Liquidation Event, accompanied by payment in the amount of the full Liquidation Preference to which each record Holder is entitled by a payment method agreed between the Corporation and each such Holder, the Series A Preferred Stock shall no longer be deemed outstanding shares of the Corporation and all rights of the Holders will terminate.
(5)    REDEMPTION.
(a)    Corporation’s Call Right.
i.    The Corporation, at its option and with no less than sixty (60) days prior written notice to the Holders (the “Call Notice”), may redeem all but not less than all shares of Series A Preferred Stock (the “Call Right”) at any time on or after the fifth (5th) anniversary of the Original Issue Date (the “Redemption Date”), for cash at a redemption price (the “Redemption Price”) equal to the Face Value per share plus all accrued and unpaid dividends thereon as provided in Section (5)(e).
ii.    Upon the Corporation’s provision of the Call Notice as to the effective date of the redemption, accompanied by payment in the amount of the full Redemption Price through such effective date to which each record Holder is entitled by a payment method agreed between the Corporation and each such Holder, the Series A Preferred Stock shall be redeemed and shall no longer be deemed outstanding shares of the Corporation and all rights of the Holders of such shares will terminate. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the Holder to whom notice was defective or not given.
iii.    In addition to any information required by law or by the applicable rules of any exchange upon which Series A Preferred Stock may be listed or admitted to trading, the Call Notice shall state: (A) the redemption date (to be no later than thirty (30) days following the Call Notice); (B) the Redemption Price; (C) the number of shares of Series A Preferred Stock to be redeemed; and (D) the place or places where the Series A Preferred Stock are to be surrendered (if so required in the notice) for payment of the Redemption Price (if not otherwise included with the notice).
(b)    Holder’s Put Right.
i.    Each Holder, at its option and with no less than sixty (60) days prior written notice to the Corporation (the “Put Notice”), may require the Corporation to redeem all but not less than all of such Holder’s shares of Series A Preferred Stock (the “Put Right”) at any time on or after the Redemption Date, for cash at the Redemption Price.
ii.     Upon the provision of the Put Notice by a Holder of shares of Series A Preferred Stock exercising the Put Right, followed by payment in the amount of the full Redemption Price through the date of redemption specified in such Put Notice (or such earlier date following delivery of such Put Notice as selected by the Corporation) to which such Holder is entitled by a payment method agreed between the Corporation and such Holder, the Series A Preferred Stock shall be redeemed and shall no longer be deemed outstanding shares of the Corporation and all rights of such Holder of shares of Series A Preferred Stock will terminate.
iii.    In addition to any information required by law or by the applicable rules of any exchange upon which Series A Preferred Stock may be listed or admitted to trading, the Put Notice shall state: (A) the redemption date; (B) the Redemption Price and payment instructions therefor; and (C) the number of shares of Series A Preferred Stock to be redeemed.
(c)    Acceleration of Holder’s Put Right.
i.    If the Corporation shall be required to redeem any shares of Junior Securities by the terms of (A) the Series B Certificate as a result of a Noncompliance Redemption Demand (as defined in the Series B Certificate) or (B) that certain Second Amended and Restated Investment Agreement, dated as of May 31, 2018, by and among JPMorgan Chase Funding Inc., JCP Realty Partners, LLC, Juniper NVM, LLC and the Corporation (the “Investment Agreement”) pursuant to an Exercise Notice (as defined in the Investment Agreement) delivered thereunder (each, a “Put Acceleration Event”), the Corporation shall promptly, but in no event later than one (1) business day after the applicable Put Acceleration Event, notify the Holders in writing of such requirement (“Acceleration Notice”).
ii.    Upon the occurrence of any event for which the Corporation is required to deliver an Acceleration Notice to the Holders (whether or not an Acceleration Notice is delivered), each Holder may elect, by delivering a Put Notice to the Corporation within 180 days of receipt of such Acceleration Notice (the “Acceleration Election Period”), to exercise the Put Right in accordance with Section (5)(b) as if the date of such occurrence were the Redemption Date. In the event a Holder so elects, the Corporation shall redeem in full all shares of Series A Preferred Stock put to the Corporation for redemption under this Section (5)(c) prior to redeeming any shares of Junior Securities.
iii.    Any Holder that does not so elect to exercise the Put Right within the Acceleration Election Period shall be deemed to have waived, solely with respect to the Put Acceleration Event that started the applicable Acceleration Election Period, the right to so elect as to all shares of Series A Preferred Stock of such Holder.
(d)    Reserved.
(e)    Rights to Dividends on Shares Subject to Redemption. Immediately prior to or upon any redemption of Series A Preferred Stock, the Corporation shall pay, in cash, any accumulated and unpaid dividends to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each Holder at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.
(f)    Status of Redeemed Shares. Any shares of Series A Preferred Stock that shall at any time have been redeemed or otherwise acquired by the Corporation shall, after such redemption or acquisition, be automatically and immediately retired and shall not be reissued, sold or transferred.

(6)    CONSENT RIGHTS. So long as there are at least 11,000 shares of the Series A Preferred Stock outstanding, consent of the Holders of a majority of the outstanding shares of Series A Preferred Stock shall be required to:
(a)    alter any provision of the Certificate of Incorporation, the bylaws or the Series B Certificate, of the Corporation, to the extent such alteration would adversely alter the rights, preferences privileges or powers of or restrictions on the Series A Preferred Stock; or
(b)    authorize or create (by reclassification or otherwise) any new class or series of equity securities, or securities convertible, exercisable or exchangeable for any equity securities, having rights, preferences or privileges with respect to dividends or liquidation senior to or on a parity with the Series A Preferred Stock.
(7)    VOTING RIGHTS. The holders of the Series A Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Corporation for a vote.
(8)    NOTICES. All notices, including without limitations the Liquidation Notice, the Call Notice, the Put Notice and the Acceleration Notice, shall be given by first class mail, postage pre-paid, to the following addresses:
If to the Holders:
Respective mailing address of each applicable Holder as the same shall appear on the share transfer records of the Corporation.

If to the Corporation:
IMH Financial Corporation
7001 N. Scottsdale Rd #2050
Scottsdale, Arizona 85253
Attention: Legal Department

(9)    BOOK ENTRY. Shares of Series A Preferred Stock shall be uncertificated and shall be issued in book entry form.
(10)    CONVERSION. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation.
(11)    DEFINED TERMS.
(a)    The defined terms used in this Certificate of Designation shall, unless the context otherwise requires, have the meaning specified in this Certificate of Designation or, if not so specified, shall have the meanings specified in the Certificate of Incorporation.
(b)    For purposes of this Certificate of Designation, the following terms shall have the meanings specified:
“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Corporate Holder” shall mean a person treated as a corporation for U.S. federal income tax purposes that holds Series A Preferred Stock either directly or indirectly through an entity that is treated as a partnership or disregarded entity (or other form of pass-through entity) for U.S. federal income tax purposes.
“Disposition” shall mean, with respect to Series A Preferred Stock in respect of which Distributions were made (or deemed made), (i) any redemption by the Corporation of such Series A Preferred Stock or (ii) any taxable disposition (whether actual or deemed by the Code) of such Series A Preferred Stock.
“Hypothetical Tax Rate” shall mean the sum of (i) the highest U.S. federal marginal income tax rate applicable to corporations (as measured, with respect to a Distribution subject to Section (3)(f) hereof, for the applicable tax year in which such Distribution is made) and (ii) 3.00%.
“Relevant Time” shall mean, with respect to Series A Preferred Stock on which any Distribution was made (or deemed made), the earliest of (a) the time at which a Disposition of such Series A Preferred Stock occurs or (b) the time at which such Distribution is taxable.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed in its name and on its behalf on this 31st day of May, 2018.

* * *

Exhibit 3.1

IMH FINANCIAL CORPORATION
By:	/s/ Lawrence D. Bain
	Name:	LAWRENCE D. BAIN
	Title:	CHAIRMAN & CEO

[Signature Page to Series A Preferred Stock Certificate of Designation]